                                   FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended December 31, 2000

        Commission file number 000-26994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            NETWORK ASSOCIATES, INC.
                            TAX DEFERRED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            NETWORK ASSOCIATES, INC.
                               3965 FREEDOM CIRCLE
                              SANTA CLARA, CA 95054

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               NETWORK ASSOCIATES, INC. TAX
                                               DEFERRED SAVINGS PLAN

Date:  June 28, 2001                    By  /s/ Stephen C. Richards
                                                --------------------------------
                                                Stephen C. Richards
                                                Executive Vice President
                                                Chief Financial Officer

                            NETWORK ASSOCIATES, INC.
                            TAX DEFERRED SAVINGS PLAN
                              Financial Statements
                           December 31, 2000 and 1999

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000 AND 1999


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           PAGE
Independent Accountants' Report..............................................1

Financial Statements:

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4

Supplemental Schedule as of December 31, 2000................................9

Schedule of Assets Held for Investment Purposes

                         INDEPENDENT ACCOUNTANTS' REPORT

TO THE PARTICIPANTS AND
PLAN ADMINISTRATOR OF THE
NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

We have audited the financial statements of Network Associates, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 By /s/ Mohler, Nixon & Williams
        --------------------------------
        MOHLER, NIXON & WILLIAMS
        Accountancy Corporation

Campbell, California
May 11, 2001

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                         DECEMBER 31,
                                                   2000               1999
                                               ------------       ------------

Investments, at fair value                     $ 60,722,772       $ 61,533,244
                                               ------------       ------------

      Assets held for investment purposes        60,722,772         61,533,244

Participants' contributions receivable              584,953            431,279
Employer's contribution receivable                  195,012            118,422
                                               ------------       ------------

      Total assets                               61,502,737         62,082,945

Other liabilities                                  (356,192)
                                               ------------       ------------

      Net assets available for benefits        $ 61,146,545       $ 62,082,945
                                               ============       ============

See notes to financial statements.

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                      YEARS ENDED
                                                                      DECEMBER 31,
                                                               2000               1999
                                                           ------------       ------------
Additions to net assets attributed to:
    Investment income:
       Dividends and interest                              $  3,895,356       $  3,081,128
       Net realized and unrealized appreciation
          (depreciation) in fair value of investments       (11,429,245)         3,425,927
                                                           ------------       ------------

                                                             (7,533,889)         6,507,055
                                                           ------------       ------------

    Contributions:
       Participants'                                         13,181,547         14,513,653
       Employer's                                             3,926,802          2,879,358
                                                           ------------       ------------

                                                             17,108,349         17,393,011
                                                           ------------       ------------

          Total additions                                     9,574,460         23,900,066
                                                           ------------       ------------

Deductions from net assets attributed to:
    Withdrawals and distributions                            10,459,202          7,143,674
    Administrative expenses                                      51,658             35,865
                                                           ------------       ------------

          Total deductions                                   10,510,860          7,179,539
                                                           ------------       ------------

       Net increase (decrease)                                 (936,400)        16,720,527

       Net assets available for benefits:
          Beginning of year                                  62,082,945         45,362,418
                                                           ------------       ------------

          End of year                                      $ 61,146,545       $ 62,082,945
                                                           ============       ============


See notes to financial statements.

NETWORK ASSOCIATES, INC.
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The following description of the Network Associates, Inc. Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. If a conflict exists between this document and the provisions of the Plan document, the Plan document will govern.

The Plan is a defined contribution plan that was established effective as of September 15, 1988 by Network Associates, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. Effective as of January 1, 1998, the McAfee Associates, Inc. 401(k) and Profit Sharing Plan was merged with and into the Network General Corporation Tax Deferred Savings Plan, which was renamed the Network Associates, Inc. Tax Deferred Savings Plan.

The Plan was amended to allow employees to make after-tax contributions to the Plan, effective as of January 1, 2000.

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

ADMINISTRATION - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and to provide certain administrative and recordkeeping services for the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual method of accounting.

FORFEITED ACCOUNTS - Forfeited non-vested accounts totaled $246,300 and will be used to reduce employer contributions.

INVESTMENTS - Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants. The Plan is intended to qualify as a Section 404(c) Plan under ERISA. During 1998, the Network Associates Unitized Stock Fund (NAI Stock Fund) became an investment option. The NAI Stock Fund consists primarily of Company common stock, as well as a small percentage of cash or other short-term liquid investments maintained to provide liquidity for participant transactions such as loans or withdrawals.

The Plan's investment in mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan's investment in the NAI Stock Fund is valued at the closing stock price as of December 31, 2000 plus the market value of the liquid investments. Participant loans are valued at cost, which approximates fair value.

CASH AND CASH EQUIVALENTS - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

INCOME TAXES - The Plan has been amended since receiving its latest favorable determination letter dated September 24, 1997. However, the Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

RECLASSIFICATIONS - Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of mutual funds, stocks, bonds, fixed income securities and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments in mutual funds are managed by Fidelity. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 - PARTICIPATION AND BENEFITS

PARTICIPANT CONTRIBUTIONS - Participants may elect to have the Company contribute a percentage from 1% to 15%, of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants also may contribute from 1% to 5% of compensation to the Plan on an after-tax basis. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2000 and 1999, the Company matched one dollar for each dollar contributed by an eligible employee to the Plan for the first $1,000 contributed, and 25% of each eligible employee's contribution in excess of $1,000. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the years ended December 31, 2000 and 1999.

VESTING - Participants' pre-tax and rollover contributions are 100% vested. The Company's matching contributions and profit sharing contributions, if any, are fully vested after three years of credited service.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's matching contribution is based on participant contributions, as defined in the Plan.

PAYMENT OF BENEFITS - Upon termination of employment, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period cannot exceed fifteen years. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2000 carry interest rates which range from 7.8% to 9.5%.

NOTE 4 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                      2000             1999
                                                  -----------      -----------
      Fidelity Management Trust Company:
        Magellan Fund                             $12,588,135      $13,045,673
        Intermediate Bond Fund                      1,667,395        1,608,906
        Blue Chip Fund                             15,450,906       16,025,489
        Low Price Stock Fund                        1,769,318        1,214,351
        Equity Income II Fund                       5,523,243        4,925,974
        Diversified International Fund              2,185,669        1,738,044
        Retired Government Money Market Fund        8,711,051        7,680,526
        Spartan U.S. Equity Index Fund              6,869,631        6,857,145
        Invesco Total Return Fund                     781,837          662,367
        Warburg Emerging Growth Fund                2,502,563        1,489,564
        NAI Stock Fund                              1,930,073        5,477,240
        Participant loans                             742,951          807,965
                                                  -----------      -----------

               Assets held for investment
                  purposes                        $60,722,772      $61,533,244
                                                  ===========      ===========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                                                   2000               1999
                                               ------------       ------------
        Common stock                           $ (4,481,753)      $ (1,447,288)
        Mutual funds                             (6,947,492)         4,873,215
                                               ------------       ------------
                                               $(11,429,245)      $  3,425,927
                                               ============       ============

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the NAI Stock Fund which includes common stock of the Company. Aggregate investment in Company common stock included in the NAI Stock Fund at December 31, 2000 and 1999 was as follows:

        Date            Number of shares               Fair value
        ----            ----------------               ----------
        2000                 317,935                  $ 1,331,353
        1999                 195,198                  $ 5,209,347

The NAI Stock Fund invests primarily in the Company's common stock. The remainder of the Fund is invested in Fidelity Money Market Fund Class I Shares to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Money Market Fund were $598,720 and $269,596 at December 31, 2000 and 1999, respectively.

NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors or Administrative Committee and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 - SUBSEQUENT EVENT

Effective January 1, 2001, the Plan was amended to change the eligibility requirements for matching contributions, the rate of matching contributions and the vesting provisions of the Plan. The matching contributions and profit sharing contributions, if any, of eligible employees of the Company on or after January 1, 2001 are 100% vested. The Plan was also amended to comply with recent changes to the relevant provisions of the Internal Revenue Code.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-43572) of Network Associates, Inc. of our report dated May 11, 2001, relating to the financial statements and schedule of the Network Associates, Inc. Tax Deferred Savings Plan included in this Annual Report on Form 11-K.




By /s/  Mohler, Nixon & Williams
        ---------------------------------------
        MOHLER, NIXON & WILLIAMS
        Accountancy Corporation

Campbell, California
June 28, 2001

                              SUPPLEMENTAL SCHEDULE

NETWORK ASSOCIATES, INC.                                         EIN: 77-0316593
TAX DEFERRED SAVINGS PLAN                                              PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,       CURRENT
                   LESSOR OR SIMILAR PARTY                  RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE.       VALUE
----   ------------------------------------------------  ---------------------------------------------------------  ------------
*      Fidelity Warburg Emerging Growth Fund             Mutual Fund                                                $ 2,502,563
*      Fidelity Invesco Total Return Fund                Mutual Fund                                                    781,837
*      Fidelity Magellan Fund                            Mutual Fund                                                 12,588,135
*      Fidelity Intermediate Bond Fund                   Mutual Fund                                                  1,667,395
*      Fidelity Blue Chip Fund                           Mutual Fund                                                 15,450,906
*      Fidelity Low Price Stock Fund                     Mutual Fund                                                  1,769,318
*      Fidelity Equity Income II Fund                    Mutual Fund                                                  5,523,243
*      Fidelity Diversified International Fund           Mutual Fund                                                  2,185,669
*      Fidelity Retirement Govt. Money Market Fund       Mutual Fund                                                  8,711,051
*      Fidelity Spartan U.S. Equity Index Fund           Mutual Fund                                                  6,869,631
*      NAI Stock Fund                                    Common Stock                                                 1,930,073
*      Participant loans                                 Interest rate (7.8%-9.5%)                                      742,951
                                                                                                                    ------------

                                                                                                     Total          $60,722,772
                                                                                                                    ============

*      Parties in interest